CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


                        For the month of January 31, 2008


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|     Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

     Industrias Bachoco Announces Fourth Quarter 2007 and Full Year Results


Celaya, Gto., Mexico, - January 31, 2008 - Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the quarter ended December 31, 2007. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2007.

Highlights:

o Bachoco recorded sales of Ps. 18,208.8 during 2007, 17.2% above the Ps. 15,537.5 million reached in 2006. Fourth quarter sales increased 11.0% as compared with the same quarter of 2006.

o Bachoco achieved EPS of Ps. 2.13 (US$2.34 per ADS) for 2007, compared to EPS of Ps. 1.54 (US$1.70 per ADS) for 2006. Fourth quarter EPS were Ps.
      0.30 (US$ 0.33 per ADS) versus Ps. 0.19 (US$ 0.21 per ADS).

o In 2007, the company increased its facilities by adding two new complexes as a result of the agreements reached with three different companies.


CEO's Comments:

Cristobal Mondragon, Bachoco's CEO, stated, "Fourth quarter results were again affected, as it occurred during the whole year, by the increase in our costs due to the rising pressure of raw materials worldwide. Nonetheless, we sold the highest volume of chicken, our main product line, in a single quarter historically. Total sales increased 11.0% during the quarter, we sold our entire production volume for our main business lines and had an important improvement in the table eggs business.

"Overall, 2007 was a challenging year. Despite the increase in raw materials, we managed to improve our operational results, recording an increase of 5.3% from last year.

"The Company successfully achieved these results under a difficult scenario, mainly because of its efficiency, productivity and service improvement efforts, which allowed us to obtain positive results.

"At the end of the year, the Company announced a business arrangement with "AGRA", a table egg company located in northern Mexico, which will contribute to reinforcing our presence in that region with branded table eggs," concluded Mr. Mondragon.

                           FOURTH QUARTER 2007 RESULTS


Net Sales

Net sales for the quarter reached Ps. 4,602.6 million, 11.0% above the Ps. 4,145.5 million reported in 4Q06. This increase was mainly driven by the 7.7% increase in chicken sales, 25.9% in table eggs sales, and 17.0% in swine sales, which, in turn, were partially offset by a 2.1% decrease in balanced feed sales.


      ------------------------------------------------------------------
      Net Sales by Product Line            4Q07 (%)             4Q06 (%)
      ------------------------------------------------------------------
      CHICKEN                                75.7                  78.0
      EGGS                                   10.6                   9.4
      BALANCED FEED                           7.7                   8.8
      SWINE AND OTHER LINES                   6.0                   3.8
      ------------------------------------------------------------------
      TOTAL COMPANY                         100.0                 100.0
      ------------------------------------------------------------------

Operating Results

Bachoco's fourth quarter gross margin of 17.0% was lower than the 26.2% in 4Q06. The decrease is mainly attributed to the increase in raw materials costs. The Company's operating margin dropped to 4.4%, from the 13.1% margin in the same 2006 quarter. EBITDA during the quarter totaled Ps. 347.6 million.

Taxes

Taxes recognized by the Company during the quarter were Ps. 70.8 million.

Net Income

Net income for 4Q07 was Ps. 180.3 million, or Ps. 0.30 per share (US$0.33 per ADS), compared to net income of Ps.113.3 million, or Ps.0.19 per share (US$0.21 per ADS) reported in the same 2006 period. During the fourth quarter of 2006, the Company recognized a special charge of Ps. 335.8 million, which did not affect cash flow.

                           RESULTS BY BUSINESS SEGMENT


Chicken

Chicken sales rose 7.7% during 4Q07 as a result of a 10.4% increase in volume, which was partially offset by 2.5% decrease in prices. During this quarter, the demand for chicken was strong and prices for chicken were lower than expected. The volume increase was driven by added capacity and productivity improvements.

Table Eggs

Sales of table eggs grew stronger by 25.9%, while volumes increased 4.1% and the price jumped 20.9% from the same last year's quarter.

Balanced Feed

Balanced feed sales and volume decreased during this quarter by 2.1% and 12.1%, respectively, when compared to 4Q06. Pricing, however, rose 11.3% driven by worldwide pressure on grains and other raw materials.

Swine and Other Lines

Sales of swine and other lines increased 90.4% in the quarter. This increase was mainly the result of turkey sales and a 22.3% increase in swine volume.

                                 FULL YEAR 2007

Net Sales

Net sales for 2007 were 17.2% higher at Ps. 18,208.8 million, when compared to Ps. 15,537.5 million reported in 2006. Sales rose mainly as chicken sales grew 17.2%, table eggs increased 22.2%, balanced feed rose 4.2% and swine increased 24.3%.


      ------------------------------------------------------------------
      Net Sales by Product Line            2007 (%)             2006 (%)
      ------------------------------------------------------------------
      CHICKEN                                77.6                  77.6
      EGGS                                    9.6                   9.2
      BALANCED FEED                           8.0                   9.0
      SWINE AND OTHER LINES                   4.8                   4.2
      ------------------------------------------------------------------
      TOTAL COMPANY                         100.0                 100.0
      ------------------------------------------------------------------

Operating Results

Bachoco's gross margin reached 20.5% during the year, below the 22.4% gross margin reported in 2006. The 17.2% increase in sales was partially offset by a 20.1% increase in the cost of sales. Bachoco's operating margin was 8.2% lower than the 9.1% of the same 2006 period. EBITDA during the year reached Ps. 2,059.2 million, a 5.5% increase over 2006.

Taxes

The taxes recognized by the Company during the year were Ps.386.9 million.

Net Income

Net income for the year ended December 31, 2007, was Ps. 1,278.3 million. Earnings per share reached Ps. 2.13, (U.S. $2.34 per ADS), compared to Ps. 1.54 (U.S. $1.70 per ADS) reported in 2006.

Balance Sheet

The Company maintained a healthy financial structure. Liquidity remained solid with cash and cash equivalents at Ps. 3,040.0 million as of December 31, 2007. Debt was Ps. 109.6 million as of December 31, 2007.

Capex during the year was Ps. 861.7 million.

Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, swine and turkey, and the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco B) and on the NYSE (IBA).

For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.


This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

--------------------------------------------------------------------------------
               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
        (millions of constant pesos as of December 31, 2007, and millions of U.S. dollars, except per share data)

----------------------------------------------------------------------------------------------------------------------------------
                                                              Fourth Quarter                             Full Year
----------------------------------------------------------------------------------------------------------------------------------
                                                    Dec 31        Dec 31      Dec 31          Dec 31      Dec 31       Dec 31
                                                    2007(1)        2007         2006          2007(1)       2007         2006
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                         US     422    Ps   4,603    Ps   4,145    US   1,668   Ps  18,209    Ps  15,537
Cost of Sales                                            350         3,821         3,058         1,326       14,478        12,053
                                                  ---------------------------------------  ---------------------------------------
Gross Profit                                              72           782         1,087           342        3,731         3,485
Selling, general and administrative expenses              53           581           542           205        2,243         2,072
                                                  ---------------------------------------  ---------------------------------------
Operating Income                                          18           201           545           136        1,488         1,412
Comprehensive
Financing Cost
(income)
Interest Expense
(Income)                                                  (2)          (22)          (59)          (16)        (177)         (183)
Foreign Exchange
Loss (gain)                                                0             2            10             0            3           (41)
Gain from Monetary
Position                                                   3            30            31             7           76            79
                                                  ---------------------------------------  ---------------------------------------
Total Comprehensive Financing Cost (income)                1            10           (18)           (9)         (98)         (145)
Other Income Net                                           5            60            (6)            7           80            13
Income before
Provisions for
Income Tax,
Employee Profit
Sharing and
Minority Interest                                         23           250           557           153        1,666         1,570

Provisions for:
 Income Tax, Asset Tax                                    (1)           (7)          (75)          (12)        (132)         (242)
 Deferred Income Taxes                                    (6)          (64)         (370)          (23)        (255)         (402)
                                                  ---------------------------------------  ---------------------------------------
Income before Minority Interest                           16           180           113           117        1,280           926
Minority Interest                                          0             1             1            (0)          (1)           (1)
                                                  ---------------------------------------  ---------------------------------------
Net Income                                                17           180           113           117        1,278           925

Weighted Average Shares Outstanding (Thousand)       600,000       600,000       600,000       600,000      600,000       599,571
Net Income per Share                                    0.33          0.30          0.19          2.34         2.13          1.54
Dividend per Share                                         -             -             -          0.05         0.60          0.62

--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9170 per U.S. dollar, the noon buying rate at December 31, 2007.
--------------------------------------------------------------------------------

               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
              (millions of constant pesos as of December 31, 2007,
                          and millions of U.S. dollars)

                                                          ----------------------------------------------------
                                                            Dec 31            Dec 31            Dec 31
                                                            2007(1)             2007              2006
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash and Cash Equivalents                                US         278    Ps       3,040   Ps         3,588
 Accounts Receivable less Allowance for Doubtful
 Accounts                                                             66               725                541
 Inventories                                                         387             4,220              2,835
 Other Current Assets                                                 49               534                390
Total Current Assets                                                 780             8,520              7,354
 Net Property, Plant and Equipment                                   929            10,140              9,888
 Other Non Current Assets                                             32               354                340
Total Non Current Assets                                             961            10,494             10,228
TOTAL ASSETS                                                       1,742            19,015             17,582
                                                          ----------------------------------------------------

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                                                5                59                 10
 Trade Accounts Payable                                              104             1,138                851
 Other Accrued Liabilities                                            29               320                300
Total Current Liabilities                                            139             1,517              1,161
Long-Term Debt                                                         5                51                 36
Labor Obligations                                                      5                53                 79
Deferred Income Taxes and Others                                     214             2,333              2,185
Total Long-Term Liabilities                                          223             2,437              2,300
TOTAL LIABILITIES                                                    362             3,954              3,461
                                                          ----------------------------------------------------

STOCKHOLDERS' EQUITY
 Capital stock                                                       212             2,314              2,298
Premium in Public Offering of Shares                                  60               660                745
 Retained Earnings                                                 1,435            15,665             18,901
 Net Income for the Year                                             117             1,278                907
 Deficit from Restatement of Stockholders' Equity                   (342)           (3,732)            (3,759)
Reserve for Repurchase of Shares                                      22               244                160
 Minimum Seniority Premium Liability Adjustment                        -                 -                 (1)
 Effect of Deferred Income Taxes                                    (130)           (1,415)            (5,176)
Total Majority Stockholders' Equity                                1,375            15,014             14,076
Minority Interest                                                      4                47                 45
TOTAL STOCKHOLDERS' EQUITY                                         1,380            15,061             14,121

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         1,742            19,015             17,582

--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9170 per U.S. dollar, the noon buying rate at December 31, 2007.
--------------------------------------------------------------------------------

               INDUSTRIAS BACHOCO, S.A.B. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
              (millions of constant pesos as of December 31, 2007,
                          and millions of U.S. dollars)

                                                           -------------------------------------------------
                                                              Dec 31            Dec 31          Dec 31
                                                              2007(1)             2007            2006
------------------------------------------------------------------------------------------------------------
Operating Activities:
 Net Income                                                US$        117      Ps.     1,280   Ps.      926
 Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others                                                52                570            539
Changes in Operating Assets and Liabilities                          (126)            (1,371)          (202)
Deferred Income Taxes                                                  14                151            369
Resources Provided by Operating Activities                             58                630          1,633
                                                           -------------------------------------------------

Financing Activities:
 Increase of Capital Stock                                              0                  0              0
 Proceeds from Long-term Debt                                           -                  -              -
 Proceeds from Short-term Debt                                         12                135             44
 Repayment of Long-term Debt and Notes Payable                         (5)               (59)          (149)
 Decrease in Long-term Debt in Constant Pesos                          (1)               (12)            (6)
 Cash Dividends Paid                                                  (33)              (362)          (378)
Resources Provided by (Used in) Financing Activities                  (27)              (298)          (489)
                                                           -------------------------------------------------

Investing Activities:
 Acquisition of Property, Plant and Equipment                         (79)              (862)          (961)
 Minority Interest                                                      0                  1             (1)
 Others                                                                (1)               (16)           (17)
Resources Used in Investing Activities                                (80)              (876)          (979)
                                                           -------------------------------------------------

Net (Decrease) Increase in Cash
and Cash Equivalents                                                  (50)              (544)           165
                                                           -------------------------------------------------

Cash and Cash Equivalents at Beginning of Period                      328              3,584          3,420

Cash and Cash Equivalents at End of Period                 US$        278      Ps.     3,040   Ps.    3,585

--------------------------------------------------------------------------------
(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9170 per U.S. dollar, the noon buying rate at December 31, 2007.
--------------------------------------------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Industrias Bachoco, S.A. de C.V.
                                                         (Registrant)



Date: January 31, 2008                         By /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------